SECURITIES AND EXCHANGE COMMISSION

                          Washington, D.C. 20549

                             ________________


                                 FORM 8-A


             FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                  PURSUANT TO SECTION 12(b) OR (g) OF THE
                      SECURITIES EXCHANGE ACT OF 1934

                      HASTINGS MANUFACTURING COMPANY
          (Exact name of registrant as specified in its charter)

             MICHIGAN                            NO. 38-0633740
(State of incorporation or organization)         (IRS Employer
                                               Identification No.)

325 NORTH HANOVER STREET
HASTINGS, MICHIGAN                                   49058
(Address of principal executive offices)           (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

     TITLE OF EACH CLASS           NAME OF EACH EXCHANGE ON WHICH
     TO BE SO REGISTERED            EACH CLASS IS TO BE REGISTERED
            None                             None

Securities to be registered pursuant to Section 12(g) of the Act:

                 SERIES A PREFERRED STOCK PURCHASE RIGHTS
                             (Title of Class)














Item 1.   DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

          On February 13, 1996, the Board of Directors of Hastings Manufacturing Company (the "Company") declared a dividend of one Series A Preferred Stock Purchase Right (the "Rights") on each outstanding share of common stock, $2 par value (the "Common Stock"), of the Company to shareholders of record on March 8, 1996. Each Right will entitle the holder thereof until March 7, 2006 (or, if earlier, until the redemption of the Rights), to buy one one-hundredth of a share of Series A Preferred Stock, $2.00 par value (the "Preferred Stock"), at an exercise price of $100, subject to certain antidilution adjustments. The Rights will be represented by certificates for Common Stock and will not be exercisable or transferable apart from the Common Stock until the earlier of (i) the tenth day after the public announcement that a person or group has acquired beneficial ownership of 15% or more of the outstanding shares of Common Stock (such a person being referred to herein as an "Acquiring Person" and the date that 15% or more of the outstanding shares of Common Stock is acquired being referred to herein as the "Stock Acquisition Date"), or (ii) the tenth day after a person or group commences, or announces an intention to commence, a tender or exchange offer the consummation of which would give such person or group beneficial ownership of 30% or more of the outstanding shares of Common Stock (the earlier of such dates being referred to herein as the "Distribution Date"). A person beneficially owning 15% of the outstanding shares of Common Stock on February 13, 1996, shall not be deemed an Acquiring Person, nor shall the existence of such a shareholder trigger the distribution of Rights Certificates or make the Rights exercisable. Separate certificates representing the Rights will be mailed to record holders of Common Stock as of the Distribution Date. The Rights will first become exercisable on the Distribution Date, unless earlier redeemed, and could then begin trading separately from the Common Stock. Until a right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including the right to vote or to receive dividends. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and State Street Bank & Trust Co., as Rights Agent (the "Rights Agent").

          Each share of Preferred Stock purchasable upon exercise of the Rights will have a minimum preferential quarterly dividend rate of $10 per share but will be entitled to an aggregate dividend of 100 times the dividend declared on the shares of Common Stock. In the event of liquidation, the holders of Preferred Stock will receive a minimum preferred liquidation payment of $100 per share but will be entitled to receive an aggregate liquidation payment equal to 100 times the payment made per share of Common Stock. Each share of Preferred Stock will have 100 votes, voting together with the Common Stock. In the event of any merger, consolidation or other transaction in which shares of Common Stock are exchanged, each share of Preferred Stock will be entitled to receive 100 times the amount received per share of Common Stock. The rights of the holders of Preferred Stock as to dividends, liquidation and voting, and in the event of mergers and consolidations, are protected by customary

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antidilution provisions.  Because of the nature of the Preferred Stock's dividend, liquidation and voting rights, the value of the interest in a share of Preferred Stock purchasable upon the exercise of each Right should approximate the value of one share of Common Stock.

          In the event that, after the Stock Acquisition Date, the Company is a party to a merger or other business combination transaction or in the event 50% or more of the Company's assets or earning power is sold, each Right will entitle its holder to purchase, at the then exercise price of the Rights, that number of shares of common stock of the acquiring company which at the time of such transaction would have a market value of two times the then exercise price of the Rights. Alternatively, in the event that, anytime following the Distribution Date, an Acquiring Person were to acquire the Company by means of a reverse merger in which the Company and its stock survive, or were to engage in certain "self-dealing" transactions, or were to acquire 30% of the then outstanding shares of Common Stock (except pursuant to an offer for all outstanding shares of Common Stock deemed fair by the Company's Board of Directors as provided in the Rights Agreement), each Right not owned by such Acquiring Person (whose Rights would thereafter be void) would become exercisable for the number of shares of Common Stock which, at that time, would have a market value of two times the then exercise price of the Right.

          The Rights are redeemable, in whole but not in part, at a price of $.01 per Right at any time prior to the thirtieth day after the Stock Acquisition Date. Under certain circumstances set forth in the Rights Agreement between the Company and State Street Bank & Trust Co., the decision to redeem shall require the concurrence of a majority of the Disinterested Directors. The term "Disinterested Directors" means any member of the Board of Directors who was a member of the Board prior to the date of the Rights Agreement, and any person who is subsequently elected to the Board if such person is recommended or approved by a majority of the Disinterested Directors. Disinterested Directors do not include an Acquiring Person, or an Affiliate or Associate of an Acquiring Person (as such terms are defined in the Rights Agreement), or any representative of the foregoing entities. After the redemption period has expired, the right to redeem may be reinstated if an Acquiring Person reduces his ownership of Common Stock to 10% or less of the then outstanding shares of Common Stock in one or more transactions not involving the Company. Immediately upon the action of the Board of Directors ordering redemption of the Rights, with, if required, the concurrence of a majority of the Disinterested Directors, the Rights will terminate and thereafter, unless the right to redeem is reinstated, the only right of holders of the Rights will be to receive the redemption price. The Rights will expire on March 7, 2006 (unless earlier redeemed).

          The purchase price payable, and the number of one one-hundredths of a share of Preferred Stock or other securities or property issuable, upon exercise of the Rights is subject to adjustment from time to time to


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prevent dilution (i) in the event of  a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock,
(ii) as a result of the grant to holders of the Preferred Stock of certain rights or warrants to subscribe for Preferred Stock or convertible securities at less than the current market price of the Preferred Stock, or
(iii) as a result of the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends at a rate not in excess of 125% of the last cash dividend theretofore paid or dividends payable in Preferred Stock) or of subscription rights or warrants (other than those referred to above). With certain exceptions, no adjustment in the purchase price will be required until cumulative adjustments require an adjustment of at least 1% in such purchase price.

          Other than those provisions relating to the principal economic terms of the Rights, any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board (in certain circumstances, with the concurrence of the Disinterested Directors) in order to cure any ambiguity, to make changes which do not adversely affect the interests of holders of Rights, or to shorten or lengthen any time period under the Rights Agreement, so long as no amendment to adjust the time period governing redemption shall be made at a time when the Rights are not redeemable.

          As of February 14, 1996, there were 388,668 shares of Common Stock outstanding and 15,290 shares reserved for issuance. One Right will be distributed to shareholders of the Company for each share of Common Stock owned of record by them on March 8, 1996. As long as the Rights are attached to the Common Stock, the Company will issue one Right with each new share of Common Stock issued so that all such shares will have Rights attached. The Company's Board of Directors has reserved for issuance upon exercise of the Rights 5,000 shares of Preferred Stock.

          The Rights have certain antitakeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Company's Board of Directors, except pursuant to an offer conditioned on the Rights being redeemed. The Rights should not interfere with any merger or other business combination approved by the Board of Directors prior to the thirtieth day after the Stock Acquisition Date since the Rights may be redeemed by the Company at $.01 per Right prior to such time.

          The Rights Agreement, dated as of February 13, 1996, between the Company and State Street Bank & Trust Co. as Rights Agent, specifying the terms of the Rights (which includes as Exhibit B the form of Rights Certificate and as Exhibit C the Summary of Rights to Purchase Series A Preferred Stock), and a letter to the holders of the Company's Common Stock explaining the Rights, dated on or about February 14, 1996, are attached


                       -4-
hereto as exhibits and are incorporated herein by reference. The foregoing description of the Rights is qualified by reference to such exhibits.


Item 2.   EXHIBITS

     99(a).

          Rights Agreement, dated as of February 13, 1996, between Hastings Manufacturing Company and State Street Bank & Trust Co., which includes the form of Rights Certificate as Exhibit B and the Summary of Rights to Purchase Series A Preferred Stock as Exhibit C. Pursuant to the Rights Agreement, printed Rights Certificates will not be mailed until as soon as practicable after the earlier of the tenth day after public announcement that a person or group, other than a person beneficially owning 15% of the outstanding shares of Common Stock on February 13, 1996 (or Affiliates or Associates thereof), has acquired beneficial ownership of 15% or more of the outstanding shares of Common Stock or the tenth day after a person or group commences or announces an intention to commence a tender or exchange offer for 30% or more of the outstanding shares of Common Stock.

     99(b).

          Form of letter to holders of Common Stock of Hastings
Manufacturing Company, dated on or about February 14, 1996.


                                SIGNATURES


          Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                              HASTINGS MANUFACTURING COMPANY
                                   (Registrant)


Dated: February 13, 1996      By  /S/ ANDREW F. JOHNSON
                                  Andrew F. Johnson
                                  Its Co-Chief Executive Officer,
                                      President/Operations and Director


Dated: February 13, 1996      By  /S/ MARK R. S. JOHNSON
                                  Mark R. S. Johnson
                                  Its Co-Chief Executive Officer,
                                      President/Marketing and Director


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                               EXHIBIT INDEX


EXHIBIT                            DOCUMENT

99(a)          Rights Agreement, dated as of February 13, 1996, between
               Hastings Manufacturing Company and State Street Bank & Trust
               Co., which includes the form of Rights Certificate as Exhibit
               B and the Summary of Rights to Purchase Series A Preferred
               Stock as Exhibit C. Pursuant to the Rights Agreement, printed Rights Certificates will not be mailed until as soon as practicable after the earlier of the tenth day after public announcement that a person or group, other than a person beneficially owning 15% of the outstanding shares of Common
               Stock on February 13, 1996 (or Affiliates or Associates thereof), has acquired beneficial ownership of 15% or more of the outstanding shares of Common Stock or the tenth day after a person or group commences or announces an intention to commence a tender or exchange offer for 30% or more of the outstanding shares of Common Stock.

99(b) Form of letter to holders of Common Stock of Hastings Manufacturing Company, dated on or about February 14, 1996.




























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